TULLETT PREBON FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

Assets

Cash	$	34,579,400
Cash segregated under federal regulations		3,506,500
Deposits with clearing organizations (cash of $4,377,600, and securities with a fair value of $10,473,000)		14,850,600
Receivables from brokers or dealers and clearing organizations (net of allowance of $101,500)		15,821,800
Accounts receivable (net of allowance of $177,100)		11,630,600
Prepaid expenses		153,000
Goodwill		10,361,100
Due from affiliates		630,100
Income tax receivable		50,200
Other assets		1,208,500
TOTAL ASSETS	$	92,791,800

Liabilities and Member's Interest

Liabilities

Accrued personnel costs	$	25,115,500
Payables to brokers or dealers and clearing organizations		15,292,800
Accounts payable and accrued liabilities		1,205,400
Payables to customers		977,900
Due to affiliates		1,592,700
Total liabilities		44,184,300

Member's Interest

Total member's interest		48,607,500
TOTAL LIABILITIES AND MEMBER'S INTEREST	$	92,791,800

See notes to financial statements.